Exhibit 99.2

Impact Through Innovation

Half-Year Report

January - June 2017

Half-Year Report January – June 2017	1

Half-Year Report January – June 2017	2

Introductory Notes

This half-year group report meets the requirements of German Accounting Standard No. 16 “Half-yearly Financial Reporting” (GAS 16). We prepared the financial data in the Half-Year Report section for SAP SE and its subsidiaries in accordance with International Financial Reporting Standards (IFRS). In doing so, we observed the IFRS both as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). This does not apply to numbers expressly identified as non-IFRS. For additional IFRS and non-IFRS information, see the Supplementary Financial Information section.

This half-year group report complies with the legal requirements in accordance with the German Securities Trading Act (Wertpapierhandelsgesetz, WpHG) for a half-year financial report, and comprises the consolidated half-year management report, consolidated half-year financial statements, and the responsibility statement in accordance with the German Securities Trading Act, section 37w (2).

This half-year financial report updates our consolidated financial statements 2016, presents significant events and transactions of the first half of 2017, and updates the forward-looking information contained in our Management Report 2016. This half-year financial report only includes half-year numbers, our quarterly numbers are available in the Quarterly Statement. Both the 2016 consolidated financial statements and the 2016 management report are part of our Integrated Report 2016, which is available at www.sapintegratedreport.com.

All of the information in this half-year group report is unaudited. This means the information has been subject neither to any audit nor to any review by an independent auditor.

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Consolidated Half-Year Management Report

Strategy and Business Model

We did not change our strategy or our business model in the first half of 2017. For a detailed description, see our Integrated Report 2016.

Products, Research and Development, and Services

In the first six months of 2017, we continued to innovate in every aspect of our customers’ businesses and launched several innovations to grow and win in the market. This chapter outlines the major enhancements we made to our software portfolio in the first half year 2017. For a detailed overall description, see the Products, Research & Development, and Services section in our Integrated Report 2016 (www.sapintegratedreport.com).

SAP Leonardo empowers companies to digitally transform at scale

SAP Leonardo is a Digital Innovation System that was announced at SAPPHIRE NOW in May. It brings together SAP’s experience, deep process and industry knowledge with software capabilities such as IoT, Blockchain, Machine Learning, Big Data and Analytics on the SAP Cloud Platform. SAP Leonardo starts with a specific business problem, applies Design Thinking to define the desired solution, and then uses SAP Leonardo Innovation Services with rapid prototyping to quickly make that solution a reality.

SAP Cloud Platform

SAP Cloud Platform is an end-to-end digital multi-cloud enterprise platform running in SAP data centers as well as on Amazon Web Services (AWS), Microsoft Azure, and Google Cloud Platform. It gives our customers the choice as to where their data resides, and the ability to massively scale. It is the underlying platform and technical foundation for SAP Leonardo. Beyond the service layer, it continues to offer many additional features with a focus on being an open platform. It makes use of open-source standards to provide support for more programming languages, as well as support for Hadoop and Spark for our Big Data Services, and providing a basis for seamless integration through the SAP API Business Hub. The SAP App Center went live in May 2017 with 1,350 solutions from more than 800 partners. This marketplace enables customers to discover, try, and buy solutions built on SAP Cloud Platform.

IoT and Digital Supply Chain

Our IoT & Digital Supply Chain solutions support the vision to “Intelligently Connect People, Things, and Businesses”. The goal is to enable our customers to achieve higher levels of automation and productivity, and to create new business models. SAP Internet of Things provides solutions to on-board, configure, and manage almost any kind of remote device, using a broad variety of protocols. Devices or other assets can also be represented and monitored as a digital model, otherwise known as a ‘Digital Twin’. SAP IoT services allow data to be processed either on the devices at the edge of your network, or on SAP Cloud Platform. SAP IoT in combination with 3D printing, advanced logistics, and our fully integrated digital supply chain solutions, enables on-demand manufacturing and streamlined supply chains, to deliver products to market more quickly and cost-effectively. SAP Connected Goods connects, monitors, and controls a large number of customer-facing mass market devices such as beverage coolers, coffee makers, vending machines, construction tools, or healthcare equipment.

Machine Learning

The SAP Leonardo Machine Learning Foundation provides a variety of functional and business machine-learning services to make enterprise applications intelligent. We have many examples of these services being utilized across the SAP portfolio, and the number is growing rapidly. For example, SAP Cash Application deployed in SAP S/4HANA can accurately match payments to invoices, while SAP Resume Matching helps recruiters to match resumes with job positions. We also have stand-alone applications for specific use cases, such as SAP Brand Impact to accurately track brand exposure in videos and SAP Fraud Management to more accurately identify fraud in business. In addition, SAP Machine Learning services have also been made available to our customers and partners through the SAP API Business Hub.

Blockchain

SAP Cloud Platform blockchain services enable business application developers to build transactional applications. These applications are used by multiple participants and establish trust and transparency while streamlining business processes. SAP helps customers implement industry and line of business process extensions by leveraging blockchain capabilities integrated into SAP solutions.

Advanced Analytics

Business Intelligence systems are rapidly evolving, becoming more intelligent, with insights delivered in greater context, and with new

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ways to interact with the software, including spoken form. New features in our SAP Analytics Cloud solution are creating a new standard for working with data at the intersection of BI, planning, predictive and machine learning. Analytics Cloud Smart Insights, Guided Machine Discovery, and regression visualization support help both business and data scientist users understand driving factors and context. Mobile is a significant element in this version of SAP Analytics Cloud, allowing customers to consume analytics in a responsive, native mobile layout with support for collaboration and notifications. To provide customers with smooth transitions to the cloud, enhanced hybrid capabilities are available, including SAP Analytics Hub, which consolidates content from on-premise and cloud analytics solutions in a single portal.

SAP HANA: Enabling Business with a Digital Data Foundation

SAP HANA remains the foundation for digital transformation, and its in-memory database technology is the enabler for the digital business. The simplified SAP HANA architecture drives accelerated machine learning, with greater accuracy and faster learning cycles. SAP HANA continues to evolve with new innovations. For example, SAP HANA can now deliver earth observation analysis to drive greater spatial analytics. The SAP HANA Express Edition, a free version of SAP HANA designed to run on a laptop, has now been downloaded over 20,600 times. It is also available on the Google Marketplace, thus opening up the SAP HANA community to even more non-SAP developers.

Applications

SAP S/4HANA

SAP S/4HANA Cloud, SAP’s public cloud ERP solution, which now includes Finance for Large Enterprises and Demand-Driven Manufacturing, is focused on delivering greater autonomy and intelligence to ERP by leveraging the next-generation of intelligent technologies. SAP S/4HANA Cloud is an ERP solution that offers a rich library of APIs that can be used to extend applications and to enable processes to run across different systems.

Many SAP customers also like to work in a hybrid mode, where optimized core processes run on premise, and differentiating applications run in the cloud, for example on SAP Cloud Platform, while being seamlessly integrated back into the core. We provide customers with a road map to support their digital transformation journey. The SAP Transformation Navigator tool facilitates the customers’ move from their current landscape to one that is based on SAP S/4HANA – and has received excellent feedback from hundreds of mapping sessions.

Innovating for LoBs and Industries

Customer Engagement and Commerce (CEC)

In March 2017, SAP extended its customer engagement and commerce cloud suite with the availability of the SAP Hybris Revenue Cloud solution. With this solution, customers can connect to SAP S/4HANA for a single view, providing flexible, simplified reporting and improved automation to better track and manage the health of customer relationships and their overall business.

In early 2017, SAP strengthened its portfolio by acquiring Abakus. The combined power of Abakus and our SAP Hybris Marketing solution which enables chief marketing officers and chief financial officers to better understand the contributions and effectiveness of their digital marketing investments.

Connecting Companies Through Business Networks

In 2017, SAP Ariba unveiled and went live with innovations that help businesses achieve efficient, intelligent connections and frictionless transactions across the entire source-to-settle process. These innovations include the following:

–

Cognitive procurement applications – Leveraging SAP Leonardo and other machine learning technologies, the applications will bring intelligence from procurement data together with predictive insights to improve decision making across supplier management, contracts, and sourcing activities.

–	SAP Ariba Spot Buy – A digital marketplace for industrial goods and services that delivers a consumer-like shopping experience.
–	Guided buying – A contextual buying experience that automatically leads employees to the goods and services they need to do their jobs and execute purchases in compliance with company policies.
–	Open platform – Ariba Network offers an open technical interface (API) capability that allows partners to add functionality and extend solutions for all industries and business needs.

In the first half of 2017, SAP Fieldglass made the following innovations available:

–	SAP Fieldglass Flex, a talent management system for external workers designed for the mid-market
–

SAP Fieldglass Live Insights, a machine learning-powered industry benchmarking and simulation solution created in partnership with the SAP Data Network, which enables executives to benchmark, plan, predict, and simulate business scenarios using anonymized and aggregated data.

Employees and Social Performance

Our employees play a pivotal role in helping our customers succeed in the new digital economy. Our employees empower our customers to Run Simple and work more innovatively. At the same time, our employees enable SAP to fulfill its strategy to be the most innovative cloud company powered by SAP HANA. For a detailed description of our employee strategy, see the employees and social investments section in our Integrated Report 2016 (www.sapintegratedreport.com).

An important factor in our long-term success is our ability to attract and retain talented employees. At the end of the first half year of 2017, the employee retention rate was 94.3% (compared to 92.6% at the end of the first half year of 2016). We define employee

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retention rate as the ratio between the average number of employees less voluntary employee departures (fluctuation) and the average number of employees (in full-time equivalents) in the last 12 months.

One of SAP’s overall non-financial goals is fostering a diverse workforce, specifically increasing the number of women in management. At the end of the first half year of 2017, 25.0% of all management positions at SAP were held by women, compared to 24.1% at the end of June 2016. Thus SAP will reach its target to increase the share of women in management to 25% by the end of 2017.

On June 30, 2017, we had 87,114 full-time equivalent (FTE) employees worldwide (June 30, 2016: 79,962; December 31, 2016: 84,183). Those headcount numbers included 19,375 FTEs based in Germany (June 30, 2016: 18,176), and 18,368 FTEs based in the United States (June 30, 2016: 16,780).

Environmental Performance: Energy and Emissions

Over the past several years, we have worked to better understand the connections between our energy consumption, its related cost, and the resulting environmental impact. Today we measure and address our energy usage throughout SAP, as well as our greenhouse gas (GHG) emissions across our entire value chain. We have calculated that over the last three years, energy efficiency initiatives have contributed to a cumulative cost avoidance of €148 million, compared to a business-as-usual extrapolation, €35 million of which were avoided this year.

Our goal is to reduce the greenhouse gas emissions from our operations to levels of the year 2000 by 2020. We also recently announced the target to become carbon neutral by 2025. SAP’s GHG emissions for the first half year of 2017 totaled 155 kilotons of CO2 compared to 215 kilotons in the first half year of 2016. This decrease is primarily due to an increased purchase of CO2 offsets to compensate for a significant portion of our business flights, as well as an overall decrease in business flights.

To gain insight into our efficiency as we grow, we also measure our emissions per employee and per euro of revenue. At the end of the first half year of 2017, our GHG emissions (in tons) per employee was 3.6 (compared to 5.0 at the end of the first half year of 2016) and our GHG emissions (in grams) per euro revenue was 13.5 (compared to 18.8 at the end of the first half year of 2016) (rolling four quarters).

In recognition of the exemplary actions SAP has taken to embed sustainability across its business worldwide, SAP has been included in various ratings and rankings. In the first half year of 2017, SAP has been awarded the exclusive 2017 Top Employer certification in Belgium, Canada, China, France, Israel, Italy, Mexico, Netherlands, Russia, Saudi Arabia, South Africa, Spain, Turkey, United Kingdom, and the United States. Furthermore, the Company has also been certified as a regional Top Employer in Europe, the Middle East, and North America.

Organization and Changes in Management

Steve Singh, the Executive Board member responsible for Business Networks and Applications, left SAP on April 30, 2017.

The Supervisory Board decided to expand the responsibilities of the Executive Board members Robert Enslin and Bernd Leukert as of May 1, 2017. Further, the Supervisory Board appointed Adaire Fox-Martin and Jennifer Morgan to the Executive Board effective May 1, 2017. They assume global responsibility for SAP’s sales organization.

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Financial Performance:

Review and Analysis

Economy and the Market

Global Economic Trends

In its latest economic bulletin, the European Central Bank (ECB) concludes that the global economy continued its positive momentum in the first half of 2017 despite an initial decline in global gross domestic product (GDP) in the first quarter. The ongoing economic recovery stimulated emerging market economies and boosted global trade, it finds.

In the Europe, Middle East, and Africa (EMEA) region, euro area activity increased in the first half of the year. According to the analysts, this economic boom in the euro area was increasingly resilient and by midyear had broadened across sectors and countries. Consumer and investment spending was likewise strong in the Central and Eastern European countries, the ECB writes, with GDP growth even rebounding sharply in Russia.

In the Americas region, GDP growth in the United States slowed, which the ECB attributes primarily to weaker consumer spending and a marked decline in inventory investment spending. Brazil, on the other hand, was able to rise out of its recession during the reporting period, it says.

Looking at the Asia Pacific Japan (APJ) region, the ECB reports that while GDP growth in China waned despite optimistic short-term indicators, economic activity in India continued its upswing. The Japanese economy, meanwhile, continued to benefit from Japan’s low interest rate policy and expanded slightly, the ECB says.

The IT Market

According to Gartner, a market research firm, “The U.K. election and continuing Brexit uncertainty did shock the currency markets, and the British pound has declined; however, this did not translate into a disruption in the global IT market.” “Taking out the impact of exchange rate movements, the […] constant-currency growth for 2017 is unchanged at 3.3%.”2)

“Enterprise software is the fastest-growing segment in 2017, with 5,5% growth in 2017”1), says Gartner. “Globally, the enterprise software market will grow by 8.6% in 2017, reaching $392 billion in constant dollars, an increase of 1.3% over the 1Q17 forecast.”2)

“Overall, IT spending results vary greatly by region. The largest region for total IT spend in 2017 remains North America, with $1.21 trillion. However, the fastest-growing region is emerging Asia/Pacific, with 2017 constant-currency growth of 8.9% (revised up 0.9% from the 1Q17 update). The next-best region for growth is Greater China, with 2017 constant-currency growth of 5.1%, down 1.2% from 1Q17. The remaining regions are facing anemic growth rates between 3.9% and 0.3%.”2)

The Western European IT market in the Europe, Middle-East, and Africa (EMEA) region, grew from 1.2% (2016) to 1.7% (2017) on a year-on-year basis, whereas the Eastern European IT market declined from 2.8% to 0.3% (see table in paragraph “Expected Developments and Opportunities”: “Trends in the IT Market – IT Spending Year-on-Year”, created by SAP based on Gartner Market Databook, 2Q17 Update). According to the same table, software spending grew significantly faster than all other submarkets throughout the region.

The Americas region likewise recorded higher growth rates in IT spending than the previous year as can be seen in the table mentioned above. According to the same table, software spending even outperformed IT spending as a whole.

In the Asia Pacific Japan (APJ) region, software spending grew much faster than all other submarkets in the IT industry as well, documented in the table mentioned above.

Sources:

1) Gartner Forecast Analysis: IT Spending, Worldwide, 1Q17 Update, 16 May 2017.

2) Gartner Forecast Alert IT Spending, Worldwide, 2Q17 Update, 7 July 2017.

The Gartner Report(s) described herein, (the “Gartner Report(s)”) represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Half-Year Report) and the opinions expressed in the Gartner Report(s) are subject to change without notice.

Impact on SAP

SAP had a strong performance in the EMEA region with cloud and software revenue increasing 9% (IFRS). Cloud subscriptions and support revenue grew 48% (IFRS) with an especially strong quarter in Germany and Russia. SAP also had double-digit software revenue growth in Germany and MENA (Middle East and North Africa) and triple-digit software revenue growth in Russia.

The Company had solid growth in the Americas region with cloud and software revenue growing by 8% (IFRS) and cloud subscriptions and support revenue increasing by 20% (IFRS). In North America, Canada had double-digit growth in software revenue. In Latin America Mexico and Chile were highlights with double-digit software revenue growth.

In the APJ region, SAP had an exceptional performance in both cloud and software revenue and cloud subscriptions and support revenue. Cloud and software revenue was up 13% (IFRS) with cloud subscriptions and support revenue growing by 52% (IFRS). Greater China3 was very strong in cloud subscriptions and support revenue while Japan and Australia both had strong double-digit growth in software revenue.

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Key Figures – SAP Group in the First Half Year of 2017 (IFRS)

€ millions, unless otherwise stated	Q1–Q2 2017	Q1–Q2 2016	Δ	Δ in %
Cloud subscriptions and support	1,837	1,397	440	31
Software licenses	1,781	1,649	132	8
Software support	5,467	5,162	305	6
Cloud and software	9,085	8,208	876	11
Total revenue	11,066	9,964	1,102	11
Operating expense	–9,467	–7,882	–1,585	20
Operating profit	1,599	2,082	–482	–23
Operating margin (in %)	14.5	20.9	–6.4pp	NA
Profit after tax	1,197	1,382	–186	–13
Effective tax rate (in %)	24.1	26.7	–2.7pp	NA
Earnings per share, basic (in €)	0.99	1.16	–0.17	–14

Deferred cloud subscriptions and support revenue (June 30)	1,293	1,003	290	29

Operating Results in the First Half Year of 2017 (IFRS)

Orders

The total number of completed transactions for on-premise software in the first half year of 2017 remained stable at 27.5 thousand (first half year of 2016: 27.4 thousand). The average value of software orders received for on-premise software increased 3% compared to the year before. Of all our software orders received in the first half year of 2017, 29% were attributable to deals worth more than €5 million (first half year of 2016: 25%), while 42% were attributable to deals worth less than €1 million (first half year of 2016: 42%).

Revenue

Our revenue from cloud subscriptions and support was €1,837 million (first half year of 2016: €1,397 million), an increase of 31% compared to the same period in 2016, with the cloud revenue growth rates remaining stable on a high level.

In the first half year of 2017, software licenses revenue was €1,781 million (first half year of 2016: €1,649 million), an increase of 8% compared to the same period in 2016. Noteworthy is the successful software license business in both quarters with increases of 13% (first quarter of 2017) and 5% (second quarter of 2017).

Total revenue was €11,066 million (first half year of 2016: €9,964 million), an increase of 11% compared to the same period in 2016.

Operating Expense

In the first half year of 2017, our operating expense increased by 20% to €9,467 million (first half year of 2016: €7,882 million). The increase in expenses was driven by an increase in share-based compensation expenses. The increase in share based compensation expenses reflects the strong increase in SAP’s share price and high participation rates in SAP’s global employee share based-compensation programs. The increase in restructuring related expenses is caused by a newly launched restructuring program in the Digital Business Services (DBS) board area.

Operating Profit and Operating Margin

In the first half year of 2017, mainly as a result of the aforementioned expense increases, operating profit decreased 23% compared with the same period in the previous year to €1,599 million (first half year of 2016: €2,082 million). Our operating margin decreased by 6.4 percentage points to 14.5% (first half year of 2016: 20.9%).

Profit After Tax and Earnings per Share

In the first half year of 2017, profit after tax was €1,197 million (first half year of 2016: €1,382 million), a decrease of 13%. Basic earnings per share was €0.99 (first half year of 2016: €1.16), a decrease of 14%.

The effective tax rate in the first half of 2017 was 24.1% (first half of 2016: 26.7%). The year-over-year decrease in the effective tax rate mainly resulted from changes in taxes for prior years and changes in the regional allocation of income.

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Performance Against Our Outlook for 2017 (Non-IFRS)

In this section, all discussion of the contribution to target achievement is based exclusively on non-IFRS measures. However, the discussion of operating results refers to IFRS figures only, so those figures are not expressly identified as IFRS figures.

We present, discuss, and explain the reconciliation from IFRS measures to non-IFRS measures in the Supplementary Financial Information section.

Guidance for 2017 (Non-IFRS)

For our guidance based on non-IFRS numbers, see the Operational Targets for 2017 (non-IFRS) section in this consolidated half-year management report.

Key Figures – SAP Group in the First Half Year of 2017 (Non-IFRS)

	Non-IFRS
€ millions, unless otherwise stated	Q1–Q2 2017	Q1–Q2 2016	Δ in %	Δ in % (Constant Currency)
Cloud subscriptions and support	1,837	1,399	31	28
Software licenses	1,781	1,651	8	6
Software support	5,467	5,163	6	4
Cloud and software	9,085	8,212	11	8
Total revenue	11,067	9,967	11	9
Operating expense	–8,299	–7,348	13	11
Operating profit	2,768	2,620	6	3
Operating margin (in %)	25.0	26.3	–1.3pp	–1.4pp
Profit after tax	2,006	1,742	15	NA
Effective tax rate (in %)	26.9	28.1	–1.3pp	NA
Earnings per share, basic (in €)	1.67	1.46	14	NA

Performance in the First Half Year of 2017 (Non-IFRS)

In the first half year of 2017, our revenue from cloud subscriptions and support (non-IFRS) was €1,837 million (first half year of 2016: €1,399 million), an increase of 31% (28% at constant currencies) compared to the same period in 2016. In the first half year 2017, our cloud subscriptions and support margin decreased by 1.8 percentage points to 63% (first half year of 2016: 65%).

New cloud bookings increased 39% in the first half year of 2017 to €555 million (first half year of 2016: €400 million).

In the first half year of 2017, cloud and software revenue (non-IFRS) was €9,085 million (first half year of 2016: €8,212 million), an increase of 11%. On a constant currency basis, the increase was 8%. This increase was mainly driven by a strong on-premise software business in both quarters of 2017.

Total revenue (non-IFRS) in the same period was €11,067 million (first half year of 2016: €9,967 million), an increase of 11%. On a constant currency basis, the increase was 9%.

Operating expense (non-IFRS) in the first half year of 2017 was €8,299 million (first half year of 2016: €7,348 million), an increase of 13%. On a constant currency basis, the increase was 11%. This increase reflects ongoing investments into our cloud infrastructure to increase operational efficiency and performance. In addition, we have higher personnel expenses from adding over 7,000 full-time employees or a 9% increase compared to the prior year period, to drive organic innovation and strengthen the sales function.

Operating profit (non-IFRS) was €2,768 million (first half year of 2016: €2,620 million), an increase of 6%. On a constant currency basis, the increase was 3%.

Operating margin (non-IFRS) in the first half year of 2017 was 25.0%, a decrease of 1.3 percentage points (first half year of 2016: 26.3%). Operating margin (non-IFRS) on a constant currency basis was 24.9%, a decrease of 1.4 percentage points.

In the first half year of 2017, profit after tax (non-IFRS) was €2,006 million (first half year of 2016: €1,742 million), an increase of 15%. Basic earnings per share (non-IFRS) was €1.67 (first half year of 2016: €1.46), an increase of 14%.

The effective tax rate (non-IFRS) in the first half of 2017 was 26.9% (first half of 2016: 28.1%). The year-over-year decrease in the effective tax rate mainly resulted from changes in taxes for prior years.

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Segment Information

Applications, Technology & Services Segment

€ millions, unless otherwise stated	Q1–Q2 2017		Q1–Q2 2016	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support revenue – SaaS/PaaS1)	728	710	527	38	35
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	59	59	64	–5pp	–4pp
Cloud subscriptions and support revenue – IaaS2)	158	155	89	76	73
Cloud subscriptions and support gross margin – IaaS2) (in %)	10	10	–14	24pp	24pp
Cloud subscriptions and support revenue	885	865	616	44	40
Cloud subscriptions and support margin (in %)	50	50	52	–2pp	–2pp
Segment revenue	9,772	9,566	8,973	9	7
Gross margin (in %)	71	71	71	–0pp	–0pp
Segment profit	3,387	3,297	3,295	3	0
Segment margin (in %)	35	34	37	–2pp	–2pp

1) Software as a Service/Platform as a Service

2) Infrastructure as a Service

The Applications, Technology & Services segment recorded strong growth in our cloud subscriptions and support revenue and growth in software licenses and support revenue as well as in services revenue in the first half year of 2017. The SaaS/PaaS business in this segment grew by 35% at constant currency basis driven by an ongoing strong demand in our cloud solutions. The IaaS business even grew by 73% at constant currency basis year over year.

As a result of our ongoing efforts to further improve our offerings and invest in our cloud infrastructure, our SaaS/PaaS gross margin showed a decline of 4 percentage points at constant currencies compared to the first half of 2016. This could not be fully offset by the positive development of the IaaS gross margin. The operative optimization and efficiency gains in our IaaS offerings led to a gross margin improvement of 24 percentage points. As a result, the overall cloud subscription and support gross margin dropped 2 percentage points to 50%.

The services gross margin continued its upward trend which was driven by completion of previous investment projects.

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SAP Business Network Segment

€ millions, unless otherwise stated	Q1–Q2 2017		Q1–Q2 2016	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support revenue – SaaS/PaaS1)	925	899	761	22	18
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	77	77	76	1pp	1pp
Cloud subscriptions and support revenue	925	899	761	22	18
Cloud subscriptions and support margin (in %)	77	77	76	1pp	1pp
Segment revenue	1,138	1,107	919	24	21
Gross margin (in %)	68	68	67	0pp	0pp
Segment profit	189	181	160	18	13
Segment margin (in %)	17	16	17	–1pp	–1pp

1) Software as a Service/Platform as a Service

2) Infrastructure as a Service

Our improved operational efficiency resulted in improved cloud subscriptions and support gross margin in the SAP Business Network segment. In the first half of 2017, segment revenue growth was 21% at constant currencies.

Over the past 12 months, approximately 2.8 million connected companies traded nearly $1 trillion of commerce on the SAP Ariba network, more than 49 million end users processed travel and expenses effortlessly with Concur, and customers managed over 3.5 million contingent workers in more than 140 countries with the SAP Fieldglass platform.

At the beginning of 2017, we started to break down our cloud subscriptions and support revenue to provide transparency in our performance in the cloud delivery models. A reconciliation is provided for cloud revenues and cloud gross margins by delivery model from the amounts presented in the segment reporting to the group-wide amounts.

For more information about our segments, see the Notes to the Consolidated Half-Year Financial Statements section, Note (15).

Reconciliation of Cloud Subscription Revenues and Margins

€ millions, unless otherwise stated		Q1–Q2 2017		Q1–Q2 2016	Δ in %	Δ in %
		Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support revenue – SaaS/PaaS1)	SAP Business Network segment	925	899	761	22	18
	Other	755	737	548	38	35
	Total	1,680	1,636	1,309	28	25
Cloud subscriptions and support revenue – IaaS2)		158	155	89	76	73
Cloud subscriptions and support revenue		1,837	1,791	1,399	31	28
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	SAP Business Network segment	77	77	76	1pp	1pp
	Other	58	59	64	–5pp	–5pp
	Total	69	69	71	–2pp	–2pp
Cloud subscriptions and support gross margin – IaaS2) (in %)		10	10	–14	24pp	24pp
Cloud subscriptions and support gross margin (in %)		63	64	65	–2pp	–2pp

1) Software as a Service/Platform as a Service

2) Infrastructure as a Service

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Finances and Assets (IFRS)

Cash Flow

€ millions	Q1–Q2 2017	Q1–Q2 2016	Δ
Net cash flows from operating activities	3,514	2,921	+20%
Capital expenditure	–610	–406	+51%
Free cash flow	2,903	2,516	+15%
Free cash flow (as a percentage of total revenue)	26	25	+1pp
Free cash flow (as a percentage of profit after tax)	243	182	+61pp
Days’ sales outstanding (DSO, in days)	72	73	–1

€3,514 million was our highest-ever operating cash flow for the first half of a year. The increase resulted mainly from an improved working capital management, which is also reflected in a year-over-year decrease of DSO. Furthermore, we had reduced payments for restructuring plans and income tax.

The expansion of our data centers as well as consolidation of our cloud infrastructure and technology platforms underlying our cloud solution portfolio are a key component of our investments in 2017 and led to higher cash outflows in the first half of 2017.

We calculate free cash flow as net cash flows from operating activities minus purchases of intangible assets and property, plant, and equipment without acquisitions (capital expenditure). DSO for receivables is defined as the average number of days from the raised invoice to the cash receipt from the customer.

Group Liquidity

Half-Year Report January – June 2017	12

Liquidity and Financial Position

€ millions	30.6.2017	31.12.2016	Δ
Cash and cash equivalents	4,236	3,702	+534
Current investments	691	971	–279
Group liquidity	4,927	4,673	+254
Financial debt	–6,716	–7,826	+1,109
Net liquidity	–1,789	–3,153	+1,364
Goodwill	21,949	23,311	–1,362
Total assets	42,900	44,277	–1,376
Total equity	24,525	26,397	–1,872
Equity ratio (total equity as a percentage of total assets)	57	60	–2pp

Competitive Intangibles

The resources that are the basis for our current as well as future success do not appear in the Consolidated Statements of Financial Position. This is apparent from a comparison of the market capitalization of SAP SE (based on all outstanding shares), which was €112 billion at the end of June 2017, with the carrying amount of our equity. The market capitalization of our equity is nearly five times higher than the carrying amount.

Some of the most important competitive intangibles that influence our market value include: customer capital, our employees and their knowledge and skills, our ecosystem of partners, software we developed ourselves, our ability to innovate, the brands we have built up – in particular, the SAP brand itself – and our organization.

SAP was recognized as the world’s 21nd most valuable brand in the 2017 BrandZ Top 100 Most Valuable Global Brands ranking. SAP’s brand value is now estimated at US$45 billion, an increase of 16% in brand value for SAP year over year.

Risk Management and Risks

We have comprehensive risk-management structures in place that are intended to enable us to recognize and analyze risks early and to take the appropriate action. For changes in our legal liability risks since our last Integrated Report, see Note (12) in the Notes to the Consolidated Half-Year Financial Statements. The other risk factors remain largely unchanged since 2016, and are discussed more fully in our Integrated Report 2016 and in our Annual Report on Form 20-F for 2016. We do not believe the risks we have identified jeopardize our ability to continue as a going concern.

Expected Developments and Opportunities

Future Trends in the Global Economy

In its current report, the European Central Bank (ECB) predicts that the global economy will continue to accelerate in 2017 and 2018, yet still remain below its pre-crisis pace. It believes that advanced economies will see moderate expansion spurred on by continued accommodative monetary and fiscal policies, and that economic activity among commodity-exporting countries will strengthen slightly. Nevertheless, the global outlook might still be suffering from negative impacts of low commodity prices, the continued readjustment of the Chinese economy, as well as political and economic uncertainties in the United States.

In the Europe, Middle-East, and Africa (EMEA) region, the ECB anticipates stronger-than-initially-projected growth thanks to better profitability of businesses and very low interest rates, which support investment activities in the euro-area. Furthermore, it expects the Central and Eastern European countries will continue to benefit from strong consumer and enterprise investment going forward. The experts further believe that Russia in particular will benefit and expect a growth in 2017 for the first time after the recession period.

With regards to the Americas region, the ECB observes still high uncertainties about future political and economic development plans of the new administration in the United States. Brazil, meanwhile, will continue its economic recovery as the year progresses, though ongoing political uncertainties and fiscal consolidation needs could weigh on the medium-term outlook there.

In the Asia Pacific Japan (APJ) region, the analysts expect the Chinese and Indian economies will continue expanding at a robust pace. Economic expansion is also expected to continue in Japan, but only on the level of the prior year. Supported by the country’s low interest rate policy, looser financial conditions, and a slight increase in exports the investment activities in Japan may improve, however the overall economic momentum in Japan is expected to remain weak. The ECB experts further estimate the Chinese GDP will slow down and that investment activities will decrease. This mainly caused by a reduction of capacity.

Half-Year Report January – June 2017	13

Economic Trends – Year-Over-Year GDP Growth

%	2016e	2017p	2018p
World	3.1	3.5	3.6
Advanced economies	1.7	2.0	2.0
Developing and emerging economies	4.1	4.5	4.8
Europe, the Middle East, and Africa (EMEA)
Euro area	1.7	1.7	1.6
Germany	1.8	1.6	1.5
Central and Eastern Europe	3.0	3.0	3.3
Middle East and North Africa	3.9	2.6	3.4
Sub- Saharan Africa	1.4	2.6	3.5
Americas
United States	1.6	2.3	2.5
Canada	1.4	1.9	2.0
Central and South America, Caribbean	–0.1	1.1	2.0
Asia-Pacific-Japan (APJ)
Japan	1.0	1.2	0.6
Asian developing economies	6.4	6.4	6.4
China	6.7	6.6	6.2

e = estimate; p = projection

Source: International Monetary Fonds, World Economic Outlook April 2017, Gaining Momentum?, as of 18. April 2017

(http://www.imf.org/~/media/Files/Publications/WEO/2017/April/pdf/text.ashx?la=en), S. 20.

IT Market: The Outlook

Gartner, a market research firm, announced that “through 2021, we expect the [enterprise software] market to grow at an 8.5% CAGR in constant currency – […] an increase of 1.3% over the 1Q17 forecast.”2)

According to Gartner, “public cloud will become one of the main deployment platforms because enterprises see it as an agile and cost-effective option for some workloads.”1) “Through 2021, the penetration of cloud automation and service support tools by North American organizations will reach 18% and 40%, respectively, driven by the need for more agile application release cycles that support digital business. As software applications allow more organizations to derive revenue from digital business channels, there will be a stronger need to automate and release new applications and functionality.”1)

Within the Europe, Middle-East, and Africa (EMEA) region, the table below shows that IT spending in Western European countries is expected to grow 1.7% in 2017 and 2.3% in 2018, whereas Western European software spending will increase considerably by 7.2% (2017) and 7.5% (2018).

According to the table below, IT spending in the Americas region is projected to expand by 3.9% (2017) and by 3.1% (2018) in Northern America and 1.3% (2017) and 2.3% (2018) in Latin America, software spending even considerably faster.

IT spending in the Asia Pacific Japan (APJ) region is expected to expand by 3.7% (2017)/2.8% (2018) (Mature Asia/Pacific without Japan) and 8.9% (2017)/6.9% (2018) (Emerging Asia/Pacific without China) (see table below). IT spending in Greater China is expected to grow 5.1% in 2017 and 5.4% in 2018 (see table below). Software spending is expected to expand significantly faster throughout the region as can be seen from the table below.

Sources:

1) Gartner Forecast Analysis: IT Spending, Worldwide, 1Q17 Update, 16 May 2017.

2) Gartner Forecast Alert IT Spending, Worldwide, 2Q17 Update, 7 July 2017.

The Gartner Report(s) described herein, (the “Gartner Report(s)”) represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Half Year Report) and the opinions expressed in the Gartner Report(s) are subject to change without notice.

Trends in the IT Market – IT Spending Year-Over-Year

%	2016e	2017p	2018p

World

Total IT	2.0	3.3	3.3

Software	6.5	8.6	8.6

Services	4.1	4.3	4.5

Western Europe

Total IT	1.2	1.7	2.3

Software	5.9	7.2	7.5

Services	2.7	3.2	3.8

Eastern Europe

Total IT	2.8	0.3	3.6

Software	9.1	11.3	11.1

Services	1.4	3.6	3.9

Eurasia

Total IT	5.1	1.8	1.7

Software	5.0	9.2	9.9

Services	–0.9	1.3	1.9

Middle East and North Africa

Total IT	0.5	1.4	2.8

Software	7.9	12.1	11.5

Services	2.2	4.7	3.9

Sub-Saharan Africa

Total IT	4.1	5.1	5.3

Software	10.6	12.7	12.1

Services	11.5	5.6	5.2

Half-Year Report January – June 2017	14

North America

Total IT	2.4	3.9	3.1

Software	6.8	8.5	8.2

Services	5.7	5.2	5.2

Latin America

Total IT	0.5	1.3	2.3

Software	8.0	10.6	10.6

Services	3.8	5.6	5.8

Mature Asia/Pacific (w/o Japan)

Total IT	–1.1	3.7	2.8

Software	7.6	11.2	10.8

Services	0.9	2.6	2.4

Emerging Asia/Pacific (w/o China)

Total IT	5.0	8.9	6.9

Software	8.3	12.3	12.2

Services	7.7	9.6	9.8

Japan

Total IT	–0.5	2.0	1.6

Software	2.0	6.9	6.6

Services	1.3	1.9	1.7

Greater China (China/ Taiwan/ Hong Kong)

Total IT	4.5	5.1	5.4

Software	7.9	11.4	11.8

Services	11.0	9.3	9.5

e = estimate, p = projection

Table created by SAP based on Gartner Market Databook, 2Q17 Update—July 2017, Table 2-1 “Regional End-User Spending on IT Products and Services in Constant U.S. Dollars, 2015–2021 (Millions of Dollars)”.

Impact on SAP

SAP expects to outperform the global economy and the IT industry again in 2017 in terms of revenue growth.

With continued strong results, we are validating our strategy of innovating across our core and cloud offerings, to help our customers become true digital enterprises. Our innovation cycle for SAP S/4HANA is well underway and the completeness of our vision in the cloud continues to distinguish SAP from both legacy players and providers of cloud-based point solutions.

On this basis, we consider ourselves well-prepared for the future and expect profitable growth beyond 2017 as well. Balanced in terms of regions as well as industries, we remain well-positioned with our product offering to offset individual fluctuations in the global economy and IT market.

A comparison of our business outlook with forecasts for the global economy and IT industry shows that we can be successful even in a tough economic environment and increased geopolitical uncertainty, and will further strengthen our position as the market leader of enterprise application software. Furthermore, we are able to generate growth that few other IT companies can match – in three aspects: in revenue from our core and cloud businesses, and in operating profit.

Operational Targets for 2017 (Non-IFRS)

Revenue and Operating Profit Outlook

The Company is raising its outlook for the full year 2017:

–

Based on the continued strong momentum in SAP’s cloud business, the Company expects full year 2017 non-IFRS cloud subscriptions and support revenue to be in a range of €3.8 billion to €4.0 billion at constant currencies (2016: €2.99 billion). The upper end of this range represents a growth rate of 34% at constant currencies.

–

Due to increasing adoption of S/4HANA and our Digital Business Platform the Company now expects full year 2017 non-IFRS cloud & software revenue to increase by 6.5% to 8.5% at constant currencies (2016: €18.43 billion).

–	The Company now expects full year 2017 non-IFRS total revenue in a range of €23.3 billion to €23.7 billion at constant currencies (2016: €22.07 billion).

–	The Company expects full-year 2017 non-IFRS operating profit to be in a range of €6.8 billion to €7.0 billion at constant currencies (2016: €6.63 billion).

While the Company’s full-year 2017 business outlook is at constant currencies, actual currency reported figures are expected to continue to be impacted by exchange rate fluctuations. If exchange rates remain at the June 2017 average level for the rest of the year, we expect non-IFRS cloud and software revenue and non-IFRS operating profit growth rates to experience a currency headwind in a range of -2 to 0pp in Q3 2017 (-1 to +1pp for the full year 2017).

We expect that non-IFRS total revenue will continue to depend largely on the revenue from cloud and software. However, the revenue growth we expect from this is below the outlook provided for non-IFRS cloud subscriptions and support revenue. We expect our software license revenue in 2017 to be at approximately the same level as in 2016.

We continuously strive for profit expansion in all our reportable segments leading to a SAP Group profit expansion as outlined in the given 2017 outlook. For SAP’s managed-cloud offerings, we expect a positive gross margin result in 2017 according to outlined long-term 2020 planning:

The following table shows the estimates of the items that represent the differences between our IFRS financial measures and our non-IFRS financial measures.

Half-Year Report January – June 2017	15

Non-IFRS Measures

€ millions	Estimated Amounts for Full Year 2017	Q1–Q2 2017	Q1–Q2 2016
Revenue adjustments	<20	0	4
Acquisition related charges	610 to 640	309	336
Share-based payment expenses	900 to 1,150	618	177
Restructuring1)	200 to 250	242	22

1) reflects our expectations for restructuring activities in our services and support business

The Company expects a full-year 2017 effective tax rate (IFRS) of 26.0% to 27.0% (2016: 25.3%) and an effective tax rate (non-IFRS) of 27.0% to 28.0% (2016: 26.8%).

Goals for Liquidity, Finance, and Investments

On June 30, 2017, we had a negative net liquidity. We believe that our liquid assets combined with our undrawn credit facilities are sufficient to meet our operating financing needs in the second half of 2017 as well and, together with expected cash flows from operations, will support debt repayments and our currently planned capital expenditure requirements over the near term and medium term.

In 2017, we expect a positive development of our operating cash flow. Furthermore, we repaid Eurobonds totaling €1 billion in April 2017 and intend to repay U.S. private placements totaling US$443 million in October and November 2017.

After evaluating the expected cash flow development for the second half of 2017, and consistent with the company’s capital allocation priorities, SAP has decided on a share buyback of up to €500 million in 2017. The share buyback will start shortly and will be executed in several tranches.

Our planned capital expenditures for 2017 and 2018, other than from business combinations, mainly comprise the construction activities described in the Assets (IFRS) section of our Integrated Report 2016. We expect investments from these activities of approximately €380 million in 2017 (an increase of 25% compared to the previous year), and approximately €350 million in 2018. These investments can be covered in full by operating cash flow.

Premises on Which Our Outlook Is Based

In preparing our outlook, we have taken into account all events known to us at the time we prepared this report that could influence SAP’s business going forward.

Among the premises on which this outlook is based are those presented concerning economic development and the assumption that there will be no major acquisitions in 2017 and 2018.

Non-Financial Goals 2017

SAP has already achieved its objective of 25% women in management by the end of 2017. We have now extended our commitment to increase the percentage of women in management to 30% by the end of 2022.

For a detailed description of our Non-Financial Goals 2017, see our Integrated Report 2016.

Medium-Term Prospects

We did not change our medium-term prospects in the first half of 2017. For a detailed description, see our Integrated Report 2016.

Opportunities

We have comprehensive opportunity-management structures in place that are intended to enable us to recognize and analyze opportunities early and to take the appropriate action. The opportunities remain largely unchanged since 2016, and are discussed more fully in our Integrated Report 2016.

Events After the Reporting Period

Media reports have raised questions surrounding contracts and third-party business practices in South Africa. SAP embodies an unwavering commitment to maintain the highest standards of integrity and transparency across its business. SAP has initiated an independent investigation spearheaded by a multinational law firm and overseen by Executive Board Member Adaire Fox-Martin to vigorously review contracts awarded by SAP South Africa.

For further information about events after the reporting period, see the Notes to the Consolidated Half-Year Financial Statements section, Note (17).

Half-Year Report January – June 2017	16

Consolidated Half-Year Financial Statements – IFRS

Half-Year Report January – June 2017	17

Consolidated Income Statements of SAP Group (IFRS) – Half Year

€ millions, unless otherwise stated		Q1–Q2 2017	Q1–Q2 2016	Δ in %

Cloud subscriptions and support		1,837	1,397	31

Software licenses		1,781	1,649	8

Software support		5,467	5,162	6

Software licenses and support		7,248	6,811	6

Cloud and software		9,085	8,208	11

Services		1,981	1,755	13

Total revenue		11,066	9,964	11

Cost of cloud subscriptions and support		–793	–603	31

Cost of software licenses and support		–1,134	–1,007	13

Cost of cloud and software		–1,927	–1,610	20

Cost of services		–1,628	–1,506	8

Total cost of revenue		–3,555	–3,116	14

Gross profit		7,512	6,848	10

Research and development		–1,694	–1,419	19

Sales and marketing		–3,415	–2,865	19

General and administration		–569	–460	24

Restructuring	(5)	–242	–22	>100

Other operating income/expense, net		8	–1	<-100

Total operating expenses		–9,467	–7,882	20

Operating profit		1,599	2,082	–23

Other non-operating income/expense, net		–10	–136	–93

Finance income		143	73	94

Finance costs		–156	–132	18

Financial income, net		–13	–59	–78

Profit before tax		1,576	1,887	–16

Income tax expense		–379	–504	–25

Profit after tax		1,197	1,382	–13

Attributable to owners of parent		1,189	1,388	–14

Attributable to non-controlling interests		7	–5	<-100

Earnings per share, basic (in €)1)		0.99	1.16	–14

Earnings per share, diluted (in €)1)		0.99	1.16	–14

1) For the six months ended June 30, 2017 and 2016, the weighted average number of shares was 1,199 million (diluted 1,199 million) and 1,198 million (diluted: 1,199 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

Half-Year Report January – June 2017	18

Consolidated Statements of Comprehensive Income of SAP Group (IFRS) – Half-Year

€ millions	Q1–Q2 2017	Q1–Q2 2016

Profit after tax	1,197	1,382
Items that will not be reclassified to profit or loss
Remeasurements on defined benefit pension plans, before tax	12	3
Income tax relating to remeasurements on defined benefit pension plans	–2	0
Remeasurements on defined benefit pension plans, net of tax	10	3
Other comprehensive income for items that will not be reclassified to profit or loss, net of tax	10	3
Items that will be reclassified subsequently to profit or loss
Gains (losses) on exchange differences on translation, before tax	–1,635	–182
Reclassification adjustments on exchange differences on translation, before tax	0	–1
Exchange differences, before tax	–1,635	–183
Income tax relating to exchange differences on translation	–3	–26
Exchange differences, net of tax	–1,637	–210
Gains (losses) on remeasuring available-for-sale financial assets, before tax	107	–132
Reclassification adjustments on available-for-sale financial assets, before tax	–35	–14
Available-for-sale financial assets, before tax	72	–145
Income tax relating to available-for-sale financial assets	0	1
Available-for-sale financial assets, net of tax	72	–144
Gains (losses) on cash flow hedges, before tax	42	–19
Reclassification adjustments on cash flow hedges, before tax	0	–6
Cash flow hedges, before tax	43	–25
Income tax relating to cash flow hedges	–11	7
Cash flow hedges, net of tax	31	–18
Other comprehensive income for items that will be reclassified to profit or loss, net of tax	–1,534	–372
Other comprehensive income, net of tax	–1,524	–369
Total comprehensive income	–327	1,013
Attributable to owners of parent	–334	1,019
Attributable to non-controlling interests	7	–5

  Due to rounding, numbers may not add up precisely.

Half-Year Report January – June 2017	19

Consolidated Statements of Financial Position of SAP Group (IFRS)

as at June 30, 2017 and December 31, 2016
€ millions		2017	2016
Cash and cash equivalents		4,236	3,702
Other financial assets		868	1,124
Trade and other receivables	(8)	5,408	5,924
Other non-financial assets		751	581
Tax assets		375	233
Total current assets		11,638	11,564
Goodwill		21,949	23,311
Intangible assets		3,273	3,786
Property, plant, and equipment		2,719	2,580
Other financial assets		1,497	1,358
Trade and other receivables	(8)	117	126
Other non-financial assets		557	532
Tax assets		441	450
Deferred tax assets		710	571
Total non-current assets		31,263	32,713
Total assets		42,900	44,277

€ millions		2017	2016
Trade and other payables		1,142	1,281
Tax liabilities		288	316
Financial liabilities	(9)	863	1,813
Other non-financial liabilities		2,758	3,699
Provisions		369	183
Deferred income	(10)	4,898	2,383
Total current liabilities		10,318	9,674
Trade and other payables		124	127
Tax liabilities		436	365
Financial liabilities	(9)	6,260	6,481
Other non-financial liabilities		545	461
Provisions		235	217
Deferred tax liabilities		380	411
Deferred income	(10)	78	143
Total non-current liabilities		8,058	8,205
Total liabilities		18,376	17,880
Issued capital		1,229	1,229
Share premium		565	599
Retained earnings		22,004	22,302
Other components of equity		1,812	3,346
Treasury shares		–1,091	–1,099
Equity attributable to owners of parent		24,518	26,376

Non-controlling interests		7	21
Total equity	(11)	24,525	26,397
Total equity and liabilities		42,900	44,277

Due to rounding, numbers may not add up precisely.

Half-Year Report January – June 2017	20

Consolidated Statements of Changes in Equity of SAP Group (IFRS)

€ millions	Equity Attributable to Owners of Parent						Non- Controlling Interests	Total Equity
	Issued Capital	Share Premium	Retained Earnings	Other Components of Equity	Treasury Shares	Total
January 1, 2016	1,229	558	20,044	2,561	–1,124	23,267	28	23,295
Profit after tax			1,388			1,388	–5	1,382
Other comprehensive income			3	–372		–369		–369
Comprehensive income			1,391	–372		1,019	–5	1,013
Share-based payments		14				14		14
Dividends			–1,378			–1,378		–1,378
Reissuance of treasury shares under share-based payments		9			10	18		18
Other changes			–2			–2	3	1
June 30, 2016	1,229	580	20,054	2,189	–1,114	22,938	26	22,963

January 1, 2017	1,229	599	22,302	3,346	–1,099	26,376	21	26,397
Profit after tax			1,189			1,189	7	1,197
Other comprehensive income			10	–1,534		–1,524		–1,524
Comprehensive income			1,199	–1,534		–335	7	–327
Share-based payments		–47				–47		–47
Dividends			–1,499			–1,499	–23	–1,522
Reissuance of treasury shares under share-based payments		13			8	22		22
Other changes			1			1	1	2
June 30, 2017	1,229	565	22,004	1,812	–1,091	24,518	7	24,525

Due to rounding, numbers may not add up precisely.

Half-Year Report January – June 2017	21

Consolidated Statements of Cash Flows of SAP Group (IFRS)

€ millions	Q1–Q2 2017	Q1–Q2 2016
Profit after tax	1,197	1,382
Adjustments to reconcile profit after tax to net cash flows from operating activities:
Depreciation and amortization	642	615
Income tax expense	379	504
Financial income, net	13	59
Decrease/increase in sales and bad debt allowances on trade receivables	–4	60
Other adjustments for non-cash items	–28	12
Decrease/increase in trade and other receivables	303	114
Decrease/increase in other assets	–312	–309
Decrease/increase in trade payables, provisions, and other liabilities	–634	–1,165
Decrease/increase in deferred income	2,722	2,493
Interest paid	–125	–120
Interest received	41	36
Income tax paid, net of refunds	–680	–760
Net cash flows from operating activities	3,514	2,921
Business combinations, net of cash and cash equivalents acquired	–22	–16
Purchase of intangible assets or property, plant, and equipment	–610	–406
Proceeds from sales of intangible assets or property, plant, and equipment	47	33
Purchase of equity or debt instruments of other entities	–1,843	–320
Proceeds from sales of equity or debt instruments of other entities	2,064	308
Net cash flows from investing activities	–365	–401
Dividends paid	–1,499	–1,378
Dividends paid on non-controlling interests	–23	0
Proceeds from reissuance of treasury shares	0	15
Proceeds from borrowings	18	1
Repayments of borrowings	–1,003	–544
Transactions with non-controlling interests	0	3
Net cash flows from financing activities	–2,506	–1,902
Effect of foreign currency rates on cash and cash equivalents	–108	177
Net decrease/increase in cash and cash equivalents	534	796
Cash and cash equivalents at the beginning of the period	3,702	3,411
Cash and cash equivalents at the end of the period	4,236	4,206

  Due to rounding, numbers may not add up precisely.

Half-Year Report January – June 2017	22

Notes to the Consolidated Half-Year Financial Statements

(1) General Information About Consolidated Half-Year Financial Statements

The accompanying Consolidated Half-Year Financial Statements of SAP SE and its subsidiaries (collectively, “we,” “us,” “our,” “SAP,” “Group,” and “Company”) have been prepared in accordance with the International Financial Reporting Standards (IFRS) and in particular in compliance with International Accounting Standard (IAS) 34. The designation IFRS includes all standards issued by the International Accounting Standards Board (IASB) and related interpretations issued by the IFRS Interpretations Committee (IFRS IC). The variances between the applicable IFRS standards as issued by the IASB and the standards as used by the European Union are not relevant to these financial statements.

Certain information and disclosures normally included in the notes to annual financial statements prepared in accordance with IFRS have been condensed or omitted. We believe that the disclosures made are adequate and that the information gives a true and fair view.

Our business activities are influenced by certain seasonal effects. Historically, our overall revenue tends to be highest in the fourth quarter. Interim results are therefore not necessarily indicative of results for a full year.

Amounts reported in previous years have been reclassified as appropriate to conform to the presentation in this half-year report.

These unaudited condensed Consolidated Half-Year Financial Statements should be read in conjunction with SAP’s audited Consolidated IFRS Financial Statements for the Year Ended December 31, 2016, included in our Integrated Report 2016 and our Annual Report on Form 20-F for 2016.

Due to rounding, numbers presented throughout these Consolidated Half-Year Financial Statements may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

(2) Scope of Consolidation

Our changes in the scope of consolidation in the first half of 2017 were not material to our Consolidated Financial Statements.

For more information about our business combinations and the effect on our Consolidated Financial Statements, see Note (4) and our Integrated Report 2016.

(3) Summary of Significant Accounting Policies

These Consolidated Half-Year Financial Statements were prepared based on the same accounting policies as those applied and described in the Consolidated Financial Statements as at December 31, 2016. Our significant accounting policies are summarized in the Notes to the Consolidated Financial Statements.

In the Notes to our Consolidated Financial Statements for 2016, we disclosed, for new accounting standards that have been issued but not yet been adopted by us, our expectations regarding the timing of and our approaches to adopt these standards and known or reasonably estimable information on the possible impact that the adoption will have on our financial statements. The following provides updates to these disclosures and should be read in conjunction with these disclosures:

–

IFRS 15 will be adopted with the effective date as of January 1, 2018. We intend to apply IFRS 15 retrospectively and recognize the cumulative effect of the initial application of the standard as an adjustment to the opening balance of retained earnings on the effective date. We plan to apply IFRS 15 retrospectively only to contracts that are not completed as at January 1, 2018. The application of this practical expedient will have an effect on the opening balance sheet under IFRS 15 as well as on the revenues recorded after the date of transition. We are still evaluating whether we will use the practical expedient related to contract modifications that happened before the date of initial application of IFRS 15. If we elect to apply this practical expedient, we would reflect the aggregate effect of all modifications when identifying performance obligations, determining the transaction price and allocating the transaction price.

The comparison of our intended future IFRS 15-based accounting policies versus our current accounting policies has led to several

Half-Year Report January – June 2017	23

potential policy differences, which we continue to evaluate as described in Note (3e) of our Consolidated Financial Statements for the financial year 2016. Based on our analysis to date, we tentatively do not expect a material impact of the adoption of IFRS 15 on our reported revenue. This estimate is based on several assumptions, including assumptions regarding the extent to which IFRS 15 influences our future business and go-to-market practices. Particularly this influence is difficult to predict.

Under IFRS 15 we will capitalize higher amounts of cost to obtain a contract and will amortize these capitalized amounts over a longer period than under our current policies. Our analysis of the impact of this change is ongoing. Thus, the impact of this change on our expenses and on our Consolidated Statement of Financial Position is currently neither known nor reasonably estimable.

We will continue with our process and further assess the IFRS 15 impacts during the second half of 2017.

–

We will adopt IFRS 9 per its effective date of January 1, 2018. We plan to use the exceptions from full retrospective application and thus recognize the effect of the initial application as an adjustment to the opening balance of retained earnings.

Currently, we are in the process of finalizing the analysis of the contractual cash flow characteristics of all our debt investments, loans, and other financial receivables. Based on the current state of our analysis, we tentatively believe that we can continue the current classification for the majority of such financial assets and do, therefore, not expect a material impact from changes in classification and subsequent measurement. We have not yet made a final decision whether we classify our equity investments as fair value through other comprehensive income or fair value through profit or loss. Consequently, the possible impact of IFRS 9 on our accounting for our equity investments is currently neither known nor reasonably estimable.

For trade receivables, we are in the process of analyzing our historical credit losses to come up with an initial provision matrix. For all other financial assets at amortized cost, we are currently estimating the impact of an expected credit loss allowance. Based on the current status of our analysis, we tentatively do not expect our impairment allowances for trade receivables and other financial assets to be materially different from what they are under our current accounting policies.

For forward contracts designated in an effective hedging relationships, we have not yet decided whether we will treat the interest element as cost of hedging and record it in other comprehensive income. However, we tentatively do not believe that this decision will have a material impact on our Consolidated Financial Statements.

–	We currently plan to adopt IFRS 16 per its effective date of January 1, 2019, using the modified retrospective approach. We plan to use the practical expedients offered by the standard (short-term leases, low-value leases, and no separation of non-lease components of a contract). The impact on our Consolidated Financial Statements of applying IFRS 16 is currently neither known nor reasonably estimable as it depends on the lease agreements in effect at the time of adoption and on the results of our ongoing analysis of the impact of leases entered into in the past.

(4) Business Combinations

We did not complete any material acquisitions during the first half of 2017.

Half-Year Report January – June 2017	24

(5) Restructuring

€ millions	Q1–Q2 2017	Q1–Q2 2016
Employee-related restructuring expenses	239	22
Onerous contract-related restructuring expenses	3	0
Restructuring expenses	242	22

The increase in restructuring related expenses is mainly caused by a newly launched restructuring program in the Digital Business Services (DBS) board area.

If not presented separately, these expenses would break down in our income statements as follows:

Restructuring Expenses by Functional Area

€ millions	Q1–Q2 2017	Q1–Q2 2016
Cost of cloud and software	105	2
Cost of services	110	5
Research and development	17	3
Sales and marketing	10	11
General and administration	0	1
Restructuring expenses	242	22

(6) Employee Benefits Expense and Headcount

Employee Benefits Expense

€ millions	Q1–Q2 2017	Q1–Q2 2016
Salaries	4,275	3,765
Social security expenses	670	565
Share-based payment expenses	618	177
Pension expenses	169	148
Employee-related restructuring expenses	239	22
Termination benefits	25	14
Employee benefits expense	5,996	4,692

On June 30, 2017, the breakdown of our full-time equivalent employee numbers by function and by region was as shown in the table below.

The increase in headcount in the SAP Group to 87,114 employees is mainly due to organic growth of full-time equivalents to cloud and software, research and development as well as to sales and marketing.

Number of Employees (in Full-Time Equivalents)

	30.6.2017				30.6.2016
Full-time equivalents	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	7,994	3,811	4,880	16,686	6,214	4,054	5,084	15,352
Services	5,281	4,789	4,752	14,821	6,443	4,006	3,738	14,187
Research and development	10,831	5,122	8,270	24,223	9,927	4,501	7,382	21,810
Sales and marketing	9,030	9,044	4,778	22,851	8,109	8,350	4,202	20,661
General and administration	2,708	1,824	1,039	5,572	2,542	1,677	990	5,208
Infrastructure	1,650	845	466	2,961	1,530	772	443	2,745
SAP Group (June 30)	37,494	25,435	24,184	87,114	34,764	23,359	21,838	79,962
Thereof acquisitions 1)	4	13	0	17	25	25	0	50
SAP Group (six months’ end average)	36,998	25,234	23,778	86,011	34,284	22,861	21,416	78,561

1) Acquisitions closed between January 1 and June 30 of the respective year

Half-Year Report January – June 2017	25

The allocations of expenses for share-based payments to the various expense items are as follows:

Share-Based Payments

€ millions	Q1–Q2 2017	Q1–Q2 2016
Cost of cloud and software	68	22
Cost of services	81	24
Research and development	148	44
Sales and marketing	240	67
General and administration	81	20
Share-based payments	618	177

For more information about our share-based payments, see our Integrated Report 2016, Notes to the Consolidated Financial Statements section, Note (27).

(7) Income Tax

There have been no significant changes in contingent liabilities from income tax-related litigation and claims for which no provision has been recognised compared to Note (10) in our Consolidated Financial Statements for 2016, which is included in our Integrated Report 2016.

(8) Trade and Other Receivables

€ millions	30.6.2017
	Current	Non- Current	Total
Trade receivables, net	5,359	2	5,361
Other receivables	49	115	164
Total	5,408	117	5,525

€ millions	31.12.2016
	Current	Non- Current	Total
Trade receivables, net	5,823	2	5,825
Other receivables	101	124	225
Total	5,924	126	6,050

The carrying amounts of our trade receivables and related allowances were as follows:

Carrying Amounts of Trade Receivables

€ millions	30.6. 2017	31.12. 2016
Gross carrying amount	5,633	6,114
Sales allowances charged to revenue	–199	–200
Allowance for doubtful accounts charged to expense	–73	–89
Carrying amount trade receivables, net	5,361	5,825

Half-Year Report January – June 2017	26

(9) Financial Liabilities

€ millions	30.6.2017
	Nominal Volume		Carrying Amount
	Current	Non- Current	Current	Non- Current	Total
Bonds	0	5,150	0	5,149	5,149
Private placement transactions	519	1,014	519	1,066	1,584
Bank loans	23	10	23	10	33
Financial debt	542	6,174	541	6,225	6,766
Derivatives	NA	NA	96	33	129
Other financial liabilities	NA	NA	225	2	228
Financial liabilities			863	6,260	7,123

€ millions	31.12.2016
	Nominal Volume		Carrying Amount
	Current	Non- Current	Current	Non- Current	Total
Bonds	1,000	5,150	996	5,151	6,147
Private placement transactions	420	1,240	418	1,298	1,717
Bank loans	16	0	16	0	16
Financial debt	1,435	6,390	1,430	6,450	7,880
Derivatives	NA	NA	152	43	194
Other financial liabilities	NA	NA	231	–12	219
Financial liabilities			1,813	6,481	8,294

(10) Deferred Income

€ millions	30.6. 2017	31.12. 2016
Current	4,898	2,383
thereof deferred revenue from cloud subscriptions and support	1,293	1,271
Non-current	78	143
Total Deferred Income	4,976	2,526

Half-Year Report January – June 2017	27

(11) Total Equity

Number of Shares

millions	Issued Capital	Treasury Shares
January 1, 2016	1,228.5	–30.6
Reissuance under share-based payments	0	0.3
June 30, 2016	1,228.5	–30.3

January 1, 2017	1,228.5	–29.9
Reissuance under share-based payments	0	0.2
June 30, 2017	1,228.5	–29.6

Other Components of Equity

€ millions	Exchange Differences	Available-for-Sale Financial Assets	Cash Flow Hedges	Total
January 1, 2016	2,223	336	3	2,561
Other comprehensive income	–210	–144	–18	–372
June 30, 2016	2,013	192	–16	2,189

January 1, 2017	3,062	292	–9	3,346
Other comprehensive income	–1,637	72	31	–1,534
June 30, 2017	1,425	364	23	1,812

Half-Year Report January – June 2017	28

(12) Litigation and Claims

We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies we have acquired, claims that relate to customers demanding indemnification for proceedings initiated against them based on their use of SAP software, and claims that relate to customers being dissatisfied with the products and services that we have delivered to them. We will continue to vigorously defend against all claims and lawsuits against us. We currently believe that resolving the claims and lawsuits pending as of June 30, 2017, will neither individually nor in the aggregate have a material adverse effect on our business, financial position, profit, or cash flows. Consequently, the provisions recorded for these claims and lawsuits as of June 30, 2017, are neither individually nor in the aggregate material to SAP.

However, the outcome of litigation and claims is intrinsically subject to considerable uncertainty. Management’s view of the litigation may also change in the future. Actual outcomes of litigation and claims may differ from the assessments made by management in prior periods, which could result in a material impact on our business, financial position, profit, cash flows, or reputation. Most of the lawsuits and claims are of a very individual nature and claims are either not quantified by the claimants or claim amounts quantified are, based on historical evidence, not expected to be a good proxy for the expenditure that would be required to settle the case concerned. The specifics of the jurisdictions where most of the claims are located further impair the predictability of the outcome of the cases. Therefore, it is not practicable to reliably estimate the financial effect that these lawsuits and claims would have if SAP were to incur expenditure for these cases.

Among the claims and lawsuits are the following classes (please refer to our Integrated Report 2016, Notes to the Consolidated Financial Statements section, Note (18b) for further detail on these classes):

Intellectual Property-Related Litigation and Claims

There have been no significant changes to the amount of provisions recorded for intellectual property-related litigation and claims compared to the amounts disclosed in our Integrated Report 2016, Notes to the Consolidated Financial Statements section, Note (18b). There have also been no significant changes in contingent liabilities from intellectual property-related litigation and claims for which no provision has been recognized.

For the individual cases of intellectual property-related litigation and claims disclosed in our Integrated Report 2016, there is no significant development.

Customer-Related Litigation and Claims

There have been no significant changes to the amount of provisions recorded for customer-related litigation and claims compared to the amounts disclosed in our Integrated Report 2016, Notes to the Consolidated Financial Statements section, Note (18b). There have also been no significant changes in contingent liabilities from customer-related litigation and claims for which no provision has been recognized.

Tax-Related Litigation and Claims

There have been no significant changes in contingent liabilities from non-income tax-related litigation and claims for which no provision has been recognised compared to Note (23) in our Consolidated Financial Statements for 2016, which is included in our Integrated Report 2016.

For information about income tax-related litigation, see Note (7).

(13) Other Financial Instruments

A detailed overview of our other financial instruments, financial risk factors, the management of financial risks, and the determination of fair value as well as the classification of our other financial instruments into the fair value hierarchy of IFRS 13 are presented in Notes (24) to (26) to our Consolidated Financial Statements for 2016, which are included in our Integrated Report 2016.

We do not disclose the fair value of our financial instruments as of June 30, 2017, for the following reasons:

–	For a large number of our financial instruments, their carrying amounts are a reasonable approximation of their fair values, and
–	For those financial instruments where the carrying amount differs from fair value, there was no material change in the relation between carrying amount and fair value since December 31, 2016.

(14) Share-Based Payments

For a detailed description of our share-based payment plans, see Note (27) to our Consolidated Financial Statements for 2016, included in our Integrated Report 2016.

Restricted Stock Unit Plan Including Move SAP Plan (RSU Plan)

In the first half of 2017, we granted 7.3 million (first half of 2016: 7.8 million) RSUs to retain and motivate global executives and employees who make a significant sustained impact to our business success.

Own SAP Plan (Own)

The number of shares purchased by our employees under this plan was 2.9 million in the first half of 2017. The plan enables employees to purchase shares with preferred conditions and build value by becoming an SAP shareholder.

Half-Year Report January – June 2017	29

(15) Segment and Geographic Information

General Information

SAP has three operating segments that are regularly reviewed by our Executive Board, which is responsible for assessing the performance of our Company and for making resource allocation decisions as our Chief Operating Decision Maker (CODM). The operating segments are largely organized and managed separately according to their product and service offerings. The Applications, Technology & Services segment and the SAP Business Network segment represent reportable segments. The segment that focuses on our small and medium-sized customers does not qualify as a reportable segment. Revenues and expenses of the non-reportable segment are included in the reconciliation of segment revenue and results.

For general information for our reportable segments see Note (28) to our Consolidated Financial Statements for 2016, which is included in our Integrated Report 2016.

On May 1, 2017, we changed the structure of our Executive Board which resulted in minor changes in our segment structure. In particular, the non-reportable segment comprising SAP’s healthcare strategy and solutions is no longer an operating segment, and its activities were included in the Applications, Technology & Services segment. We have retrospectively adjusted the revenue and results for the Applications, Technology & Services segment to reflect this change.

Half-Year Report January – June 2017	30

Segment Revenue and Results

€ millions	Applications, Technology & Services			SAP Business Network			Total Reportable Segments
	Q1–Q2 2017		Q1–Q2 2016	Q1–Q2 2017		Q1–Q2 2016	Q1–Q2 2017		Q1–Q2 2016
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency	Actual Currency
Cloud subscriptions and support – SaaS/PaaS1)	728	710	527	925	899	761	1,653	1,609	1,288
Cloud subscriptions and support – IaaS2)	158	155	89	0	0	0	158	155	89
Cloud subscriptions and support	885	865	616	925	899	761	1,810	1,764	1,377
Software licenses	1,731	1,706	1,616	0	0	0	1,731	1,706	1,616
Software support	5,410	5,289	5,112	11	11	14	5,421	5,299	5,126
Software licenses and support	7,141	6,995	6,728	11	11	14	7,152	7,006	6,742
Cloud and software	8,027	7,860	7,344	936	910	776	8,963	8,770	8,119
Services	1,745	1,706	1,630	202	198	143	1,947	1,904	1,773
Total segment revenue	9,772	9,566	8,973	1,138	1,107	919	10,910	10,673	9,892
Cost of cloud subscriptions and support – SaaS/PaaS1)	–299	–290	–192	–213	–208	–184	–512	–498	–376
Cost of cloud subscriptions and support – IaaS2)	–142	–140	–102	0	0	0	–142	–140	–102
Cost of cloud subscriptions and support	–441	–430	–294	–213	–208	–184	–654	–638	–478
Cost of software licenses and support	–997	–979	–925	–2	–2	0	–998	–981	–925
Cost of cloud and software	–1,438	–1,409	–1,219	–215	–209	–184	–1,652	–1,618	–1,403
Cost of services	–1,398	–1,372	–1,348	–152	–149	–116	–1,550	–1,521	–1,464
Total cost of revenue	–2,836	–2,781	–2,567	–367	–358	–300	–3,203	–3,139	–2,867
Segment gross profit	6,936	6,785	6,406	771	749	619	7,707	7,534	7,025
Other segment expenses	–3,549	–3,488	–3,111	–582	–568	–459	–4,131	–4,056	–3,570
Segment profit	3,387	3,297	3,295	189	181	160	3,576	3,478	3,455

1) Software as a Service/Platform as a Service

2) Infrastructure as a Service

Half-Year Report January – June 2017	31

Information about assets and liabilities and additions to non-current assets by segment are not regularly provided to our Executive Board.

Measurement and Presentation

A detailed overview of our measurement bases and reconciling items in our reconciliation of segment revenue and results are presented in Note (28) to our Consolidated Financial Statements for 2016, which is included in our Integrated Report 2016.

In addition, revenues and expenses of our operating but non-reportable segment are included in the reconciliation under the position other revenue and other expenses, respectively.

The segment information for prior periods has been restated to conform to the current year’s presentation.

Reconciliation of Segment Revenue and Results

€ millions	Q1–Q2 2017		Q1–Q2 2016
	Actual Currency	Constant Currency	Actual Currency
Total segment revenue for reportable segments	10,910	10,673	9,892
Other revenue	157	155	75
Adjustment for currency impact	0	239	0
Adjustment of revenue under fair value accounting	0	0	–4
Total revenue	11,066	11,066	9,964

Total segment profit for reportable segments	3,576	3,478	3,455
Other revenue	157	155	75
Other expenses	–966	–940	–911
Adjustment for currency impact	0	75	0
Adjustment for
Revenue under fair value accounting	0	0	–4
Acquisition-related charges	–309	–309	–336
Share-based payment expenses	–618	–618	–177
Restructuring	–242	–242	–22
Operating profit	1,599	1,599	2,082
Other non-operating income/expense, net	–10	–10	–136
Financial income, net	–13	–13	–59
Profit before tax	1,576	1,576	1,887

Half-Year Report January – June 2017	32

Geographic Information

The amounts for revenue by region in the following tables are based on the location of customers.

Revenue by Region

Cloud Subscriptions and Support Revenue by Region

€ millions	Q1–Q2 2017	Q1–Q2 2016
EMEA	479	329
Americas	1,159	942
APJ	200	127
SAP Group	1,837	1,397

Cloud and Software Revenue by Region

€ millions	Q1–Q2 2017	Q1–Q2 2016
EMEA	3,892	3,557
Americas	3,723	3,393
APJ	1,469	1,259
SAP Group	9,085	8,208

Total Revenue by Region

€ millions	Q1–Q2 2017	Q1–Q2 2016
Germany	1,455	1,286
Rest of EMEA	3,250	3,030
EMEA	4,705	4,316
United States	3,688	3,344
Rest of Americas	911	798
Americas	4,599	4,142
Japan	450	369
Rest of APJ	1,313	1,137
APJ	1,763	1,506
SAP Group	11,066	9,964

(16) Related Party Transactions

Certain Executive Board and Supervisory Board members of SAP SE currently hold (or have held within the last year) positions of significant responsibility with other entities (see our Integrated Report 2016, Notes to the Consolidated Financial Statements section, Note (29)). We have relationships with certain of these entities in the ordinary course of business.

During the reporting period, we had no related party transactions that had a material effect on our business, financial position, or results in the reporting period.

For more information about related party transactions, see our Integrated Report 2016, Notes to the Consolidated Financial Statements section, Note (30).

(17) Events After the Reporting Period

After evaluating the expected cash flow development for the second half of 2017, and consistent with the company’s capital allocation priorities, SAP has decided on a share buyback of up to €500 million in 2017. The share buyback will start shortly and will be executed in several tranches.

Release of the Consolidated Half-Year Financial Statements

The Executive Board of SAP SE approved these consolidated half-year financial statements on July 19, 2017, for submission to the Audit Committee of the Supervisory Board and for subsequent issuance.

Half-Year Report January – June 2017	33

Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles for half-year financial reporting, the Consolidated Half-Year Financial Statements give a true and fair view of the assets, liabilities, financial position, and profit or loss of the SAP Group, and the Consolidated Half-Year Management Report of the SAP Group includes a fair review of the development and performance of the business and the position of the SAP Group, together with a description of the material opportunities and risks associated with the expected development of the SAP Group for the remaining months of the financial year.

Walldorf, July 19, 2017

SAP SE

Walldorf, Baden

The Executive Board

Bill McDermott	Robert Enslin

Adaire Fox-Martin	Michael Kleinemeier

Bernd Leukert	Jennifer Morgan

Luka Mucic	Stefan Ries

Half-Year Report January – June 2017	34

Supplementary Financial Information

Half-Year Report January – June 2017	35

Financial and Non-Financial Key Facts (IFRS and Non-IFRS)

€ millions, unless otherwise stated	Q1 2016	Q2 2016	Q3 2016	Q4 2016	TY 2016	Q1 2017	Q2 2017
Revenues
Cloud subscriptions and support (IFRS)	677	720	769	827	2,993	905	932
Cloud subscriptions and support (non-IFRS)	678	721	769	827	2,995	906	932

% change – yoy	33	30	28	31	30	34	29

% change constant currency – yoy	33	33	29	29	31	30	27
Software licenses (IFRS)	609	1,040	1,034	2,177	4,860	691	1,090
Software licenses (non-IFRS)	609	1,042	1,034	2,177	4,862	691	1,090

% change – yoy	–13	6	2	1	1	13	5

% change constant currency – yoy	–10	10	2	0	1	10	4
Software support (IFRS)	2,564	2,598	2,653	2,756	10,571	2,731	2,736
Software support (non-IFRS)	2,564	2,598	2,653	2,756	10,572	2,731	2,736

% change – yoy	5	3	6	6	5	7	5

% change constant currency – yoy	5	6	6	5	6	3	4
Software licenses and support (IFRS)	3,172	3,639	3,686	4,933	15,431	3,422	3,826
Software licenses and support (non-IFRS)	3,173	3,640	3,687	4,934	15,434	3,422	3,826

% change – yoy	1	4	5	4	3	8	5

% change constant currency – yoy	2	7	5	3	4	5	4
Cloud and software (IFRS)	3,850	4,359	4,455	5,760	18,424	4,328	4,757
Cloud and software (non-IFRS)	3,851	4,361	4,456	5,761	18,428	4,328	4,758

% change – yoy	5	7	8	7	7	12	9

% change constant currency – yoy	6	11	9	6	8	9	8
Total revenue (IFRS)	4,727	5,237	5,375	6,724	22,062	5,285	5,782
Total revenue (non-IFRS)	4,728	5,239	5,375	6,724	22,067	5,285	5,782

% change – yoy	5	5	8	6	6	12	10

% change constant currency – yoy	6	9	8	5	7	8	9
Share of predictable revenue (IFRS, in %)	69	63	64	53	61	69	63
Share of predictable revenue (non-IFRS, in %)	69	63	64	53	61	69	63

Profits
Operating profit (IFRS)	813	1,269	1,103	1,950	5,135	673	926
Operating profit (non-IFRS)	1,104	1,516	1,638	2,375	6,633	1,198	1,570

% change	5	9	1	4	4	8	4

% change constant currency	4	11	1	2	4	2	3
Profit after tax (IFRS)	570	813	725	1,526	3,634	530	666
Profit after tax (non-IFRS)	763	979	1,089	1,826	4,658	887	1,120

% change	9	2	–7	9	3	16	14

Margins
Cloud subscriptions and support gross margin (IFRS, in %)	57.0	56.6	56.3	54.8	56.1	57.7	56.0
Cloud subscriptions and support gross margin (non-IFRS, in %)	65.9	64.8	64.5	62.7	64.4	64.6	62.4
Software license and support gross margin (IFRS, in %)	84.2	86.1	85.4	87.1	85.9	83.3	85.3
Software license and support gross margin (non-IFRS, in %)	85.9	87.4	87.4	88.4	87.4	85.1	86.6
Cloud and software gross margin (IFRS, in %)	79.4	81.2	80.4	82.4	81.0	77.9	79.6
Cloud and software gross margin (non-IFRS, in %)	82.3	83.6	83.4	84.7	83.7	80.8	81.8
Gross margin (IFRS, in %)	66.9	70.4	69.3	73.0	70.2	66.7	69.0
Gross margin (non-IFRS, in %)	69.6	72.6	72.7	75.5	72.9	69.9	71.5
Operating margin (IFRS, in %)	17.2	24.2	20.5	29.0	23.3	12.7	16.0
Operating margin (non-IFRS, in %)	23.4	28.9	30.5	35.3	30.1	22.7	27.2
AT&S segment – Cloud subscriptions and support gross margin (in %)	54	51	51	48	50	52	49

Half-Year Report January – June 2017	36

€ millions, unless otherwise stated	Q1 2016	Q2 2016	Q3 2016	Q4 2016	TY 2016	Q1 2017	Q2 2017

AT&S segment – Gross margin (in %)	70	73	74	76	73	70	72

AT&S segment – Segment margin (in %)	34	39	40	45	40	32	37

SAP BN segment – Cloud subscriptions and support gross margin (in %)	75	76	77	75	76	77	77

SAP BN segment – Gross margin (in %)	67	68	68	66	67	68	68

SAP BN segment – Segment margin (in %)	17	18	20	16	18	16	17

Key Profit Ratios

Effective tax rate (IFRS, in %)	23.3	28.9	28.4	22.3	25.3	20.6	26.6

Effective tax rate (non-IFRS, in %)	26.2	29.6	29.7	23.5	26.8	25.7	27.8

Earnings per share, basic (IFRS, in €)	0.48	0.68	0.61	1.27	3.04	0.43	0.56

Earnings per share, basic (non-IFRS, in €)	0.64	0.82	0.91	1.53	3.90	0.73	0.94

Order Entry

New Cloud Bookings	145	255	265	483	1,147	215	340

Deferred cloud subscriptions and support revenue (IFRS, quarter end)	953	1,003	1,081	1,271	1,271	1,376	1,293

Orders – Number of on-premise software deals (in transactions)	12,884	14,468	13,048	16,891	57,291	13,115	14,361

Share of orders greater than €5 million based on total software order entry volume (in %)	17	29	26	34	29	27	31

Share of orders smaller than €1 million based on total software order entry volume (in %)	48	38	40	35	38	46	40

Liquidity and Cash Flow

Net cash flows from operating activities	2,482	439	707	1,000	4,628	2,872	642

Free cash flow	2,313	202	446	665	3,627	2,581	322

% of total revenue (IFRS)	49	4	8	10	16	49	6

% of profit after tax (IFRS)	406	25	61	44	100	487	48

Group liquidity, gross	5,853	4,347	4,388	4,673	4,673	7,345	4,927

Group debt	–9,080	–8,593	–8,134	–7,826	–7,826	–7,805	–6,716

Group liquidity, net	–3,227	–4,245	–3,746	–3,153	–3,153	–460	–1,789

Days’ sales outstanding (DSO, in days)1)	72	73	74	74	74	72	72

Financial Position

Cash and cash equivalents	5,743	4,206	4,112	3,702	3,702	5,937	4,236

Goodwill	21,922	22,354	22,279	23,311	23,311	23,091	21,949

Total assets	42,884	41,788	41,604	44,277	44,277	47,724	42,900

Equity ratio (total equity in % of total assets)	53	55	57	60	60	56	57

Non-Financials

Number of employees (quarter end)2)	78,230	79,962	82,426	84,183	84,183	85,751	87,114

Employee retention (in %, rolling 12 months)	92.0	92.6	93.4	93.7	93.7	94.1	94.3

Women in management (in %, quarter end)	23.6	24.1	24.3	24.5	24.5	24.8	25.0

Greenhouse gas emissions (in kilotons)	120	95	85	80	380	100	55

1) Days’ sales outstanding measures the length of time it takes to collect receivables. SAP calculates DSO by dividing the average invoiced accounts receivables balance of the last 12 months by the average monthly sales of the last 12 months.

2) In full-time equivalents

Due to rounding, numbers may not add up precisely.

Half-Year Report January – June 2017	37

Reconciliation from Non-IFRS Numbers to IFRS Numbers – Half Year

€ millions, unless otherwise stated					Q1–Q2 2017			Q1–Q2 2016			Δ in %
	IFRS	Adj.1)	Non- IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non- IFRS1)	IFRS	Non- IFRS1)	Non-IFRS Constant Currency2)
Revenue Numbers
Cloud subscriptions and support	1,837	0	1,837	–47	1,791	1,397	1	1,399	31	31	28
Software licenses	1,781	0	1,781	–26	1,755	1,649	2	1,651	8	8	6
Software support	5,467	0	5,467	–123	5,345	5,162	0	5,163	6	6	4
Software licenses and support	7,248	0	7,248	–148	7,100	6,811	2	6,813	6	6	4
Cloud and software	9,085	0	9,085	–195	8,891	8,208	4	8,212	11	11	8
Services	1,981	0	1,981	–44	1,938	1,755	0	1,755	13	13	10
Total revenue	11,066	0	11,067	–239	10,828	9,964	4	9,967	11	11	9

Operating Expense Numbers
Cost of cloud subscriptions and support	–793	122	–671			–603	118	–485	31	38
Cost of software licenses and support	–1,134	110	–1,024			–1,007	99	–908	13	13
Cost of cloud and software	–1,927	232	–1,695			–1,610	217	–1,393	20	22
Cost of services	–1,628	85	–1,543			–1,506	30	–1,476	8	5
Total cost of revenue	–3,555	317	–3,237			–3,116	247	–2,869	14	13
Gross profit	7,512	318	7,829			6,848	250	7,098	10	10
Research and development	–1,694	153	–1,541			–1,419	49	–1,370	19	12
Sales and marketing	–3,415	375	–3,041			–2,865	191	–2,674	19	14
General and administration	–569	82	–487			–460	27	–433	24	13
Restructuring	–242	242	0			–22	22	0	>100	NA
Other operating income/expense, net	8	0	8			–1	0	–1	<-100	<-100
Total operating expenses	–9,467	1,168	–8,299	164	–8,135	–7,882	535	–7,348	20	13	11

Profit Numbers
Operating profit	1,599	1,168	2,768	–75	2,693	2,082	538	2,620	–23	6	3
Other non-operating income/expense, net	–10	0	–10			–136	0	–136	–93	–93
Finance income	143	0	143			73	0	73	94	94
Finance costs	–156	0	–156			–132	0	–132	18	18
Financial income, net	–13	0	–13			–59	0	–59	–78	–78
Profit before tax	1,576	1,168	2,744			1,887	538	2,425	–16	13
Income tax expense	–379	–359	–738			–504	–178	–683	–25	8
Profit after tax	1,197	810	2,006			1,382	360	1,742	–13	15
Attributable to owners of parent	1,189	810	1,999			1,388	360	1,748	–14	14
Attributable to non-controlling interests	7	0	7			–5	0	–5	<-100	<-100

Key Ratios
Operating margin (in %)	14.5		25.0		24.9	20.9		26.3	–6.4pp	–1.3pp	–1.4pp
Effective tax rate (in %)3)	24.1		26.9			26.7		28.1	–2.7pp	–1.3pp
Earnings per share, basic (in €)	0.99		1.67			1.16		1.46	–14	14

Half-Year Report January – June 2017	38

1) Adjustments in the revenue line items are for software support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based payment expenses, as well as restructuring expenses.

2) Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures, Adjustments and Full-Year Estimates”.

3) The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in the first half of 2017 and 2016 mainly results from tax effects of acquisition-related charges and share-based payment expenses.

Due to rounding, numbers may not add up precisely.

Half-Year Report January – June 2017	39

Explanation of Non-IFRS Adjustments – Half Year

€ millions	Estimated Amounts for Full Year 2017	Q1–Q2 2017	Q1–Q2 2016
Operating profit (IFRS)		1,599	2,082
Revenue adjustments	<20	0	4
Adjustment for acquisition-related charges	610 to 640	309	336
Adjustment for share-based payment expenses	900 to 1,150	618	177
Adjustment for restructuring1)	200 to 250	242	22
Operating expense adjustments		1,168	535
Operating profit adjustments		1,168	538
Operating profit (non-IFRS)		2,768	2,620

1) reflects our expectations for restructuring activities in our services and support business

Due to rounding, numbers may not add up precisely.

Non-IFRS-Adjustments by Functional Areas – Half Year

€ millions	Q1–Q2 2017					Q1–Q2 2016
	IFRS	Acqui- sition- Related	SBP1)	Restruc- turing	Non-IFRS	IFRS	Acqui- sition- Related	SBP1)	Restruc- turing	Non-IFRS
Cost of cloud and software	–1,927	164	68	0	–1,695	–1,610	195	22	0	–1,393
Cost of services	–1,628	4	81	0	–1,543	–1,506	6	24	0	–1,476
Research and development	–1,694	5	148	0	–1,541	–1,419	5	44	0	–1,370
Sales and marketing	–3,415	135	240	0	–3,041	–2,865	123	67	0	–2,674
General and administration	–569	1	81	0	–487	–460	7	20	0	–433
Restructuring	–242	0	0	242	0	–22	0	0	22	0
Other operating income/expense, net	8	0	0	0	8	–1	0	0	0	–1
Total operating expenses	–9,467	309	618	242	–8,299	–7,882	336	177	22	–7,348

1) Share-based payments

Half-Year Report January – June 2017	40

Revenue by Region (IFRS and Non-IFRS) – Half Year

€ millions					Q1–Q2 2017			Q1–Q2 2016			Δ in %
	IFRS	Adj.1)	Non-IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non- IFRS1)	IFRS	Non- IFRS1)	Non-IFRS Constant Currency2)
Cloud subscriptions and support revenue by region
EMEA	479	0	479	–1	478	329	0	329	46	45	45
Americas	1,159	0	1,159	–37	1,122	942	1	943	23	23	19
APJ	200	0	200	–9	191	127	0	127	58	58	51
Cloud subscriptions and support revenue	1,837	0	1,837	–47	1,791	1,397	1	1,399	31	31	28

Cloud and software revenue by region
EMEA	3,892	0	3,892	–44	3,848	3,557	1	3,558	9	9	8
Americas	3,723	0	3,724	–111	3,613	3,393	3	3,396	10	10	6
APJ	1,469	0	1,469	–40	1,429	1,259	0	1,259	17	17	14
Cloud and software revenue	9,085	0	9,085	–195	8,891	8,208	4	8,212	11	11	8

Total revenue by region
Germany	1,455	0	1,455	–2	1,453	1,286	0	1,286	13	13	13
Rest of EMEA	3,250	0	3,250	–48	3,202	3,030	0	3,031	7	7	6
Total EMEA	4,705	0	4,705	–50	4,655	4,316	1	4,317	9	9	8
United States	3,688	0	3,688	–101	3,587	3,344	3	3,347	10	10	7
Rest of Americas	911	0	911	–38	873	798	0	798	14	14	10
Total Americas	4,599	0	4,599	–139	4,460	4,142	3	4,145	11	11	8
Japan	450	0	450	–5	445	369	0	369	22	22	21
Rest of APJ	1,313	0	1,313	–45	1,268	1,137	0	1,137	15	15	12
Total APJ	1,763	0	1,763	–50	1,713	1,506	0	1,506	17	17	14
Total revenue	11,066	0	11,067	–239	10,828	9,964	4	9,967	11	11	9

1) Adjustments in the revenue line items are for support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

2) Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

Half-Year Report January – June 2017	41

General Information

Forward-Looking Statements

This half-year report contains forward-looking statements and information based on the beliefs of, and assumptions made by, our management using information currently available to them. Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations, assumptions, and projections about future conditions and events. As a result, our forward-looking statements and information are subject to uncertainties and risks, many of which are beyond our control. If one or more of these uncertainties or risks materializes, or if management’s underlying assumptions prove incorrect, our actual results could differ materially from those described in or inferred from our forward-looking statements and information. We describe these risks and uncertainties in the Risk Management and Risks section, respectively in the there-mentioned sources.

The words “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “counting on,” “is confident,” “development,” “estimate,” “expect,” “forecast,” “future trends,” “guidance,” “intend,” “may,” “might,” “outlook,” “plan,” “project,” “predict,” “seek,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements include, for example, those made in the Operating Results section, the Risk Management and Risks section, the Expected Developments and Opportunities section, and other forward-looking information appearing in other parts of this half-year financial report. To fully consider the factors that could affect our future financial results, both our 2016 Integrated Report and our Annual Report on Form 20-F for December 31, 2016, should be considered, as well as all of our other filings with the Securities and Exchange Commission (SEC). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date specified or the date of this report. We undertake no obligation to publicly update or revise any forward-looking statements as a result of new information that we receive about conditions that existed upon issuance of this report, future events, or otherwise unless we are required to do so by law.

This report includes statistical data about the IT industry and global economic trends that comes from information published by sources including Gartner, the European Central Bank (ECB); and the International Monetary Fund (IMF). This type of data represents only the estimates of Gartner, ECB, IMF, and other sources of industry data. SAP does not adopt or endorse any of the statistical information provided by sources such as Gartner, ECB, IMF, or other similar sources that is contained in this report. The data from these sources is subject to risks and uncertainties, and subject to change based on various factors, including those described above, in the Risk Management and Risks section, and elsewhere in this report. These and other factors could cause our results to differ materially from those expressed in the estimates made by third parties and SAP. We caution readers not to place undue reliance on this data.

All of the information in this report relates to the situation on June 30, 2017, or the half year ended on that date unless otherwise stated.

Non-IFRS Financial Information

This half-year report contains non-IFRS measures as well as financial data prepared in accordance with IFRS. We present and discuss the reconciliation of these non-IFRS measures to the respective IFRS measures in the Supplementary Financial Information section. For more information about non-IFRS measures, see our Web site www.sap.com/investors/sap-non-ifrs-measures.

Half-Year Report January – June 2017	42

Additional Information

Financial Calendar

October 19, 2017

Third-quarter 2017 earnings release, telephone conference

January 30, 2018

Fourth-quarter and full-year 2017 preliminary earnings release, telephone conference

May 17, 2018

Annual General Meeting of Shareholders, Mannheim, Germany

Investor Services

Additional information about this half-year report is available online at www.sap.com/investors, including the official press release, a presentation about the quarterly results, and a recording of the conference call for financial analysts.

The tab “Financial Reports” contains the following publications:

–	The 2016 Integrated Report (IFRS, PDF, www.sapintegratedreport.com)
–	The 2016 Annual Report on Form 20-F (IFRS, PDF)
–	The 2016 SAP SE Statutory Financial Statements and Review of Operations (HGB, German only, PDF)
–	Half-Year Report (IFRS, PDF)
–	XBRL versions of the Integrated Report and the Half-Year Report
–	Quarterly Statements (IFRS, PDF)

www.sap.com/corporate-en/investors is also the place to look for in-depth information about stock, debt, and corporate governance; financial and event news; and various services designed to help investors find the information they need fast (see “Investor Services”). These include an e-mail and text message news service, and a Twitter feed.

For sustainability reasons and faster distribution, SAP decided to refrain from printing reports.

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Published on July 20, 2017

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Half-Year Report January – June 2017	43